UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 3, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Media Release of UBS AG which appears immediately following this page.

Media release

Results of the Annual General Meeting of UBS AG

Zurich | 03 May 2012, 18:00

UBS AG shareholders re-elected the existing members of the Board of Directors proposed for re-election and also elected Isabelle Romy, Beatrice Weder di Mauro and Axel A. Weber to the Board for the first time at the Annual General Meeting on May 3, 2012. Following the meeting, the Board of Directors appointed Axel A. Weber its Chairman, as was its intention in the event of his election.

Zurich, 3 May 2012 – At the Annual General Meeting (AGM) on May 3, 2012, UBS AG shareholders approved the annual report and the Group financial statements for 2011. They further approved the distribution of CHF 0.10 per share out of capital contribution reserves (99.05%).

Shareholders rejected the proposals to increase the conditional capital from CHF 14,863,932.60 to CHF 30,000,000 and to amend the wording of Article 4a para. 1 of the Articles of Association to permit the delivery of shares out of the conditional capital to satisfy awards granted under employee share plans (62.01%). To fulfill its obligations to employees under these plans, UBS will continue to acquire the necessary shares on the market.

In an advisory vote, shareholders voted by a 60.07% majority to ratify the 2011 compensation report.

The shareholders discharged the members of the Board of Directors and the Group Executive Board for the financial year 2011 (52.84%).

Elections to the Board of Directors

The AGM re-elected Michel Demaré (98.35%), David Sidwell (97.77%), Rainer-Marc Frey (97.71%), Ann F. Godbehere (96.11%), Axel P. Lehmann (98.28%), Wolfgang Mayrhuber (95.27%), Helmut Panke (96.33%), William G. Parrett (97.69%) and Joseph Yam (98.36%) to the Board of Directors and elected Isabelle Romy (99.13%), Beatrice Weder di Mauro (99.17%) and Axel A. Weber (98.84%) to the Board for the first time.

Following the AGM, the Board of Directors appointed Axel A. Weber Chairman of the Board of Directors, as was its intention in the event of his election. Michel Demaré remains Vice Chairman and David Sidwell Senior Independent Director.

Detailed curricula vitae for all of the members of the Board of Directors are available at www.ubs.com/bod.

UBS thanks the outgoing Chairman of the Board of Directors, Kaspar Villiger, and outgoing Board member Bruno Gehrig for their invaluable services and contributions to the firm. The Board of Directors wishes Mr. Villiger and Mr. Gehrig all the best for the future.

3,443 shareholders attended the AGM, representing 1,635,146,936 votes.

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: May 3, 2012